UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[ X ]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to _________________________

Commission file number: 1-7201

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVX 401(k) PLAN

Plan number:  007

B.  Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX CORPORATION
P.O. Box 867
Myrtle Beach, SC  29577-0867
IRS Employer Identification Number: 33-0379007

AVX 401(k) PLAN

* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
AVX 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the AVX 401(k) Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principals generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as whole.  The accompanying schedules of assets (held at end of year) and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Columbia, South Carolina
June 29, 2007

AVX 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2005 and 2006

		2005	2006
ASSETS:
	Investments, at fair value:
	AVX Corporation Common Stock	$2,905,644	$2,881,905
	Kyocera Corporation American Depository Shares	2,275,163	2,800,014
	Money Market Fund	3,059,524	3,594,493
	Mutual Funds	5,738,901	9,637,107
	Participant loans	1,226,532	1,339,260
	Subtotal	15,205,764	20,252,779

	Interest in Master Trust	2,715,864	---
	Total Investments	17,921,628	20,252,779

	Receivables:
	Employer contributions	154,708	15,118
	Employer contributions	---	20,055
	Miscellaneous receivable	833	---
	Total Receivables	155,541	35,173

	Total Assets	18,077,169	20,287,952

Liabilities
	Payable:
	Administrative Fees	8,110	---

	Total Liabilities	8,110	---

	Net assets available for benefits	$18,069,059	$20,287,952

The accompanying notes are an integral part of these financial statements.

AVX 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2006

Additions:	2006
Investment income:
Net appreciation in fair value of investments	$1,574,496
Interest and dividends	431,056
Net investment gain from interest in Master Trust	37,604
Net investment income	2,043,156

Contributions:
Participant	1,158,732
Employer	568,831
Total contributions	1,727,563

Total additions	3,770,719

Deductions:
Benefits paid to participants	1,472,013
Transfers out of Plan	66,711
Administrative expenses	13,102

Total deductions	1,551,826

Net increase	2,218,893

Net assets available for benefits:
Beginning of year	18,069,059
End of year	$20,287,952

The accompanying notes are an integral part of this financial statement.

AVX 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan:

The following is a brief description of the AVX 401(k) Plan (the "Plan").  Participants should refer to the Plan document for more completeinformation.

General:

The Plan is a defined contribution plan covering full-time hourly-paid employees of AVX Corporation (the “Company”) at the Myrtle Beach, Conway, Colorado Springs, Atlanta, Biddeford, and Olean facilities who have at least three months of service (Myrtle Beach, Conway and Colorado Springs have an enrollment period of January or July after 6 months of employment).  The Plan is administered by the AVX Corporation Retirement Committee and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Plan assets are held in trust by New York Life Investment Management, LLC, (the “Trustee”).

Contributions:

Participant contributions are limited to the lesser of twenty-five percent (25%) of each participant’s annual compensation or $15,000. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

The Company makes weekly employer matching contributions in an amount equal to sixty-six and two-thirds percent (66-2/3%) of the employees contribution, up to three percent(3%) of the participant's compensation for Olean, Colorado Springs, Atlanta and Biddeford.  For the Myrtle Beach and Conway facilities, the Company makes weekly employer matching contributions up to 3% of the participant’s compensation for these two facilities.  The employer matching contribution for Biddeford and Atlanta is contributed directly into AVX Corporation Common Stock; therefore, this amount is considered non-participant directed.  The employer matching contribution for Myrtle Beach, Conway, Olean, and Colorado Springs is participant directed.

Annually, the Company makes a fixed contribution of 1% of a participant’s compensation for those participants in Colorado Springs. In addition, for participants in Myrtle Beach, the Company makes a fixed contribution of 2% to 3% for certain participants age 60 and over.

Total contributions credited to any participant’s account are limited to the lesser of 25% of the participant’s annual compensation, as defined in the Plan’s provisions, or $44,000 in accordance with Section 415 of the Internal Revenue Code. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

Forfeitures:

Amounts of employer fixed contributions under the Plan which have been forfeited and which are available for allocation as of the finalvaluation date in any year are used to pay administrative costs. At December 31, 2005 and 2006, the net forfeited balance that can be used to pay administrative fees totaled $2,429 and $6,483, respectively. Throughout the year ended December 31, 2006, the forfeitures used to pay administrative costs were $5,516.

Participant Accounts:

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and charged with an allocation of administrative expenses.  Allocations are based on participant compensation or account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:

After five years of vesting service, participants become fully vested in Company fixed contributions.  All employee contributions are fully vested at all times.

For the Atlanta, Biddeford, Myrtle Beach, Conway and Olean facilities, the Company match is 100% vested when the contribution is made. Amounts attributable to the Company's matching contributions for Colorado Springs are vested according to the following table:

Vesting Percentage
--Company Matching--
Years of Service	Colorado Springs
1 Year	20%
2Year	40%
3Year	60%
4 Year	80%
5 Year	100%

Payment of Benefits:

Upon termination of service due to retirement, disability or death, a participant receives a lump sum cashdistribution equal to the full value of his or her salary reduction contribution account and the vested value ofhis or her employer matching contribution account.  A participant may also elect to take his or her distribution in shares of AVX Corporation Common Stock and/or of Kyocera Corporation American Depository Shares ("ADS").  Amounts attributable to partial shares will be paid in cash.  With certain limitations, participants may elect to defer distributions until a later date.

Participant Loans:

With certain restrictions, participants may borrow up to a maximum of 50% of their vested account balance or $50,000, whichever is less.  These loans are repayable within five years except for borrowing for the purchase of a primary residence, which is repayable during a period up to ten years.  These loans bear interest at a rate equal to the commercial loan rate for similar loan types prevailing at the time the loan is originated.  At December 31, 2005, interest rates ranged from 6.00% to 10.50% and at December 31, 2006, interest rates ranged from 6.00% to 9.75%.  All scheduled loan repayments are made through payroll deductions and early loan repayments may be submitted by participants via certified check or money order.  Plan provisions for participants at the Olean facility do not allow for participant loans.

Administrative Expenses:

Administrative expenses that are related to union employees are paid from the Plan from the union participant accounts. Those that are not related to Union employees are paid by the Company.

2.	Summary of Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts ofcertain assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of income and expenses during the reporting year.  Actual results could differ from those estimates.

Valuation of Investments:

Investments are presented at estimated fair values.  Investments in securities (ADS and commonstocks) traded on a national securities exchange are valued at the end of each business day based on closing quoted market prices.  Temporary cashis invested in the MainStay Cash Reserves Fund. The shares of mutual funds are valued at the net asset value as reported on national securities exchanges at the end of each business day. The investments in Master Trusts, as described in Note 8 herein, were valued based upon the fair market value, as reported on national securities exchanges, of the assets held in the AVX Corporation Master Trust, (the “Master Trust”), divided by the units of participation attributable to the Plan.  Participant loans are valued at their outstanding balances, which approximate fair value.

Investments are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near-term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Transactions and Investment Income:

Purchases and sales of securities are reflected on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Income from other investments is recorded as earned on an accrual basis.

The Statement of Changes in Net Assets Available for Benefits presents the net appreciation in the fair value of the Plan’s investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Benefit payments:

Benefits are recorded when paid.

3.	Investments:

The Trustee invests the Plan's assets according to participant investment elections in the following investment options:

Common Stock

AVX Corporation

American Depository Shares

Kyocera Corporation

Money Market Fund

MainStay Cash Reserves Fund

Mutual Funds

T. Rowe Price Spectrum Income Fund (This fund was eliminated as an investment option in July 2003.)
Templeton Foreign Fund
Janus Balanced Fund
Janus Fund
MainStay S&P 500 Index Fund
Lord Abbett Mid-Cap Value Fund
PIMCO Total Return Fund
Seligman Large-Cap Value Fund

Master Trust

Seligman Equity Portfolio (The Trust was dissolved on March 8, 2006 and all assets were transferred to Seligman Large-Cap Value Fund).

The market values of the following investments represent 5% or more of the Plan’s total assets available for benefits for the years ended December 31, 2005 and 2006 respectively:

December 31,	2005	2006
AVX Corporation Common Stock	$ 2,905,644	$ 2,881,905
Kyocera Corporation American Depository Shares	2,275,163	2,800,014
Investment in Master Trust	2,715,864	*
MainStay Cash Reserves Fund	3,059,524	3,594,493
MainStay S&P 500 Index Fund	*	1,051,626
Templeton Foreign Fund	1,022,842	1,261,028
Janus Fund	1,080,165	1,151,831
Seligman Large-Cap Value Fund	*	3,071,604

* Amounts were less than 5% of the Plan’s total assets available for benefits for the respective year.

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

AVX Corporation Common Stock	$50,303
Kyocera Corporation ADS	664,355
Mutual Funds	859,838
Subtotal	1,574,496
Investment in Master Trust	37,604
Total	$1,612,100

4.	Nonparticipant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2005	2006
Net Assets:
AVX Corporation Common Stock Match Fund	$300,954	$109,212

Year Ended
December 31, 2006
Changes in Net Assets:
Contributions	$59,946
Dividends	1,127
Net appreciation	4,487
Benefits paid to participants	(14,956)
Transfers to participant-directed investments	(240,779)
Other	(1,567)
Total	$(191,742)

5.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan todiscontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Inthe event of Plan termination, participants will become 100% vested in their accounts.

6.	Tax Status:

In January 2002, the Plan received a favorable determination letter from the Internal Revenue Service advising that it constitutesa qualified trust under Section 401(a) of the Internal Revenue Code and is thereby exempt from Federalincome taxes under provisions of Section 501(a).  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan has been operated in compliance with the applicable requirements of the Internal Revenue Code, and therefore, no provision for income taxes has been included in the financial statements.

Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plan credited to theiraccount until such time as they withdraw their accumulated balance.

7.	Related-Party Transactions:

Loans to participants qualified as party-in-interest transactions which are exempt from the prohibited transaction rules.

The Plan allows for investment in shares of Company common stock and in Kyocera Corporation ADS.  As of December 31, 2005, the Plan held investments of $2,905,644 or 200,666 shares of AVX Corporation Common Stock and $2,275,163 or 31,090 shares of Kyocera Corporation ADS.  As of December 31, 2006, the Plan held investments of $2,881,905 or 194,855 shares of AVX Corporation Common Stock and $2,800,014 or 29,508 shares of Kyocera Corporation ADS.

8.	Interest in Master Trust :

Prior to March 8, 2006, the assets of the Master Trust were invested in Seligman Equity Portfolio, (the “Portfolio”).  Assets of the Plan as well as those in the AVX 401(k) Plan that were invested in the Portfolio were commingled. Thus throughout the enclosed financial statements and related notes, the Master Trust and the Seligman Equity Portfolio are collectively referred to as Master Trust investments.  The assets of the Portfolio related to the Plan were transferred to the Seligman Large-Cap Value Fund on March 8, 2006. Therefore, at December 31, 2006 there were no assets in the Master Trust, and assets of the Plan are no longer commingled with those of the AVX Retirement Plan.

The Plan's allocated participation in the Master Trust, as well as the individual participants' balances comprising the Plan's participation in the Master Trust, is determined by adding or deducting the participant’s allocations to, or withdrawals from, the Master Trust and a proportionate share of the other changes in the Master Trust's net assets (related principally to investment activities), based on the relative interest of the Plan's net assets to the Master Trust's net assets.

The Plan's allocated share of the Master Trust net assets was approximately 14% at December 31, 2005.

At December 31, 2005 the net assets of the Master Trust were composed of the following:

2005
Assets:
Investments at fair value:
Common stocks	$18,842,393
Common/collective trust funds	460,530
Total Investments	19,302,923

Cash	---

Liability for Unsettled Trades	(24,923)

Interest and dividends receivable	36,471

Net Assets	$19,314,471

The change in Master Trust net assets for the year ended December 31, 2006 was as follows:

		2006
Additions:
Net appreciation in fair value of investments		$269,238

Deductions:
Transfer to AVX Corporation Separate Plan Trusts		19,798,154
Investment management expenses		400
Total deductions		19,798,554

Net decrease from investment activity		(19,529,316)
Excess of fund allocations over fund withdrawals		214,845
Net decrease		(19,314,471)

Net assets available for benefits:
Beginning of year		19,314,471
End of year	$	---

The accounting policies of the Master Trust regarding basis of accounting, valuation of investments and investment transactions and investment income are the same as those for the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX 401(k) PLAN

By:	/s/ Kurt P. Cummings
Kurt P. Cummings
Member of Retirement Committee

Date:	June 29, 2007

AVX 401(k) PLAN
PN 007
EIN 33-0379007
Schedule H, Line 4(i) -Schedule of Assets (Held at End of Year)
As of December 31, 2006

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Market Value

*	AVX Corporation	Common Stock	$2,607,586	$2,881,905

*	Kyocera Corporation	American Depository Shares	**	2,800,014

	MainStay Cash Reserves Fund	Money Market Fund	**	3,594,493

	T. Rowe Price Spectrum Income Fund	Mututal Fund	**	477,882
	Janus Balanced Fund	Mututal Fund	**	814,407
	MainStay S&P 500 Index Fund	Mututal Fund	**	1,051,626
	Janus Fund	Mututal Fund	**	1,151,831
	Templeton Foreign Fund	Mututal Fund	**	1,261,028
	Lord Abbett Mid-Cap Value Fund	Mututal Fund	**	850,823
	Seligman Large Cap Value Fund	Mututal Fund	**	3,071,604
	PIMCO Total Return Fund	Mututal Fund	**	957,906
				9,637,107

*	Participant Loans	Interest rates ranging from 6% - 9.75% and maturing through 2010.	**	1,339,260

		Total Investments		$20,252,779

    * Denotes a party-in-interest.

    ** Cost information is not required for individual account plans with participant directed transactions.

AVX 401(k) PLAN

PN 007
EIN 33-0379007
Schedule H, Line 4(j) -Schedule of Reportable Transactions
For the Year Ended December 31, 2006

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party Involved	Description of investment	Purchase Price	Selling Price	Lease Rental	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain/ (Loss)
Seligman Large Cap Value Fund	Mutual Fund	$ 5,753,935	$ ---	n/a	---	$ 5,753,935	$ 5,753,935	$ ---
Seligman Equity Portfolio	Master Trust	$ ---	$ 5,572,060	n/a	---	$ ---	$ 5,572,060	$ 399,051